TERMS SUPPLEMENT NO. 97 dated February 4, 2009	Filed pursuant to Rule 433
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

$[•] 14.00% Auto Callable Reverse Convertible Notes linked to ConocoPhillips due August 11, 2009

     The notes offer a short-term, enhanced yield strategy that pays a periodic fixed rate coupon in return for the risk that the notes will redeem for shares (or an equivalent amount of cash) of the underlying stock of a specific underlying company at maturity if the closing price of the underlying stock trades below the knock-in level on the final valuation date. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside of the underlying stock. Alternatively, if the closing price of the underlying stock does not trade below the knock-in level on the final valuation date, the notes will return the stated principal amount at maturity. If the closing price of the underlying stock is greater than or equal to the initial price on the call valuation date, the notes will be automatically called for a cash payment per note equal to the stated principal amount, and no interest will accrue after the early redemption date. The coupon is paid regardless of the performance of the underlying stock. The notes are not principal protected.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Agent:	Barclays Capital Inc.

Agent acting in the capacity as:	Principal

Aggregate face amount:	$[•]

Trade Date†:	February 4, 2009

Original Issue Date†:	February 11, 2009

Call Valuation Date:	May 4, 2009

Early Redemption Date:	May 11, 2009

Final Valuation Date:	August 4, 2009

Maturity Date††:	August 11, 2009

†	Expected. In the event that we make any change to the expected Trade Date and the Original Issue Date, the Call Valuation Date, Early Redemption Date, Final Valuation Date and Maturity Date will be changed so that the stated term of such note remains the same.

††	Subject to postponement in the event of a Market Disruption Event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

     Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

BARCLAYS CAPITAL

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-800-584-6837.

	Per Security	Total

Maximum Public Offering Price	$1,000.00	[•]
Maximum Underwriting Discount and Commission*	[•]	[•]
Maximum Proceeds to Eksportfinans ASA	[•]	[•]

*	See “Supplemental plan of distribution” below.

SUMMARY

Investment Overview

     The notes pay a periodic fixed rate coupon. If the notes are not called prior to maturity pursuant to an “Automatic Call,” as described below, the notes will pay, at maturity, either (i) an amount of cash equal to the stated face amount of the notes, or (ii) if the closing price of the Reference Shares on the Final Valuation Date is less than the specified Knock-In Level, a number of shares of the Reference Shares (or at our option, the cash equivalent thereof*) worth less than the stated face amount of the notes. The notes are not principal protected and offer no potential for appreciation. The value of the Reference Shares delivered at maturity, and accordingly their cash value, will be less than the stated face amount of the notes and may be zero.

     If the closing price of the Reference Shares on the Call Valuation Date is greater than or equal to the Initial Reference Level, the notes will be automatically called for an amount of cash equal to the stated face amount of the notes. Such cash amount will be payable on the Early Redemption Date (together with the Interest Payment for the third monthly Interest Payment Date as the Early Redemption Date coincides with the third Interest Payment Date). No interest will accrue after the Early Redemption Date.

     The notes will bear interest from the Original Issue Date at the Interest Rate specified in “— Key Terms of the Notes” below. The interest paid will include interest accrued from the Original Issue Date or the prior interest payment date, as the case may be, to, but excluding, the relevant Interest Payment Date, the Early Redemption Date or the Maturity Date, as applicable. No interest will accrue and be payable on your notes after the Early Redemption Date if the notes are automatically called or after the Maturity Date if the Maturity Date is extended or if the Final Valuation Date is extended pursuant to a Market Disruption Event. A Business Day is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the principal securities market for the linked share or banking institutions in New York City, generally, are authorized or obligated by law, regulation or executive order to close.

     * Notwithstanding the provisions above and subject as provided below, if on the Final Valuation Date the Calculation Agent determines in its sole and absolute discretion that the Issuer cannot deliver the requisite number of the Reference Shares to the noteholders at maturity, for any reason whatsoever, the Issuer shall, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes on the Maturity Date by paying a cash amount in U.S. dollars which, the Calculation Agent determines in its sole and absolute discretion, is equal to the fair economic value of the Reference Shares deliverable as of the Final Valuation Date. Notice setting out the relevant matters shall be given in advance in accordance with the terms and conditions of the notes.

Reference Shares Overview

     ConocoPhillips has four core activities worldwide: petroleum exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. In addition, ConocoPhillips is investing in several emerging businesses: fuels technology, gas-to-liquids, power generation and emerging technologies. Information provided to or filed with the SEC by ConocoPhillips pursuant to the Exchange Act can be located on the SEC's website by reference to SEC file number 000-49987.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).

  No guaranteed return of principal.

  The notes will not provide investors with any appreciation in the Reference Shares.

  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

  If the notes are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the notes.

  The issuer of the Reference Shares is not involved in the offering for the notes in anyway. Neither the issuer nor the agent has made any due diligence inquiry in connection with the offerings.

  The anti-dilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the Reference Shares. See “ — Adjustment Events” on page PS-5 in the accompanying product supplement no. 1 for more information.

  Credit risk of Eksportfinans.

  The U.S. federal income tax consequences of an investment in the notes are uncertain.

ADDITIONAL RISK FACTORS

Your return is limited to the interest payments.

     Your return is limited to the interest payments accrued up to the Early Redemption Date or the Maturity Date, as the case may be. You will not participate in any appreciation in the value of the Reference Shares.

Because the notes are callable, they are subject to an early redemption.

     Although the original term of the notes is six months, the notes will be called before maturity if the closing price of the Reference Shares is at or above the Initial Reference Level on the Call Valuation Date. If the notes are called, you will be entitled only to the principal amount payable on the Early Redemption Date and any previously accrued but unpaid interest. No interest will accrue or be payable after the Early Redemption Date.

Key Terms of the Notes

Reference Shares:	The common stock of ConocoPhillips (CUSIP: 20825C104, NYSE Ticker: COP). The Relevant Exchange as of the date hereof is the New York Stock Exchange (NYSE).

Interest Rate:	14.00% per annum, calculated on a 30/360 basis, unadjusted.

Interest Payment Dates:	Monthly in arrears on each of March 11, April 13, May 11, June 11, July 13 and August 11, 2009, unless the notes are automatically called, as described below.

Automatic Call:

If the closing price of the Reference Shares quoted by the Relevant Exchange is greater than or equal to the Initial Reference Level on the Call Valuation Date, your notes will be automatically called for a cash payment per note of $1,000.00 (i.e. 100.00% of the face amount), payable on the Early Redemption Date. No interest will accrue or be payable after the Early Redemption Date.

Redemption Amount:	If the notes are not automatically called prior to maturity pursuant to the Automatic Call, the Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

  if a Knock-In Event has not occurred, as determined by the Calculation Agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or if a Knock-In Event has occurred, a number of Reference Shares equal to the Share Redemption Amount, (or, at our option, the cash value thereof*).

* Notwithstanding the provisions above, if on the Final Valuation Date the Calculation Agent determines in its sole and absolute discretion that the Issuer cannot deliver the requisite number of the Reference Shares to the noteholders at maturity, for any reason whatsoever, the Issuer shall, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes on the Maturity Date by paying a cash amount in U.S. dollars which, the Calculation Agent determines in its sole and absolute discretion, is equal to the fair economic value of the Reference Shares deliverable as of the Final Valuation Date. Notice setting out the relevant matters shall be given in advance in accordance with the terms and conditions of the notes.

Initial Reference Level:	$[•], the closing price of the Reference Shares quoted by the Relevant Exchange on the Trade Date.

Final Reference Level:	The closing price of the Reference Shares quoted by the Relevant Exchange on the Final Valuation Date.

Knock-In Level:	$[•], equal to 70.00% of the Initial Reference Level (to be determined on the Trade Date).

Knock-In Event:	A Knock-In Event occurs if the Final Reference Level is less than the Knock-In Level.

Share Redemption Amount:

[•]

The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold, in the amount set forth above (or, at our option, the cash value thereof). This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level, as determined on the Trade Date. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level. The Share Redemption Amount is subject to adjustment as described under “Adjustment Events” in the accompanying product supplement no. 1.

CUSIP No.:	282645NF3

ISIN:	US282645NF37

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Barclays Bank PLC 1 Churchill Place London E14 5HP United Kingdom Attn: MTN Desk Telephone No.: +44 207 773 9090

Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York)

Additional terms specific to the notes

     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Hypothetical examples of amounts payable at maturity

     The following tables set out the hypothetical total return to the Maturity Date, based on the terms and assumptions outlined below and several variables, which include (a) whether the notes are called prior to maturity (prior to the deduction of any applicable brokerage fees or charges), (b) whether a Knock-In Event has occurred and (c) several hypothetical closing prices for the Reference Shares on the Final Valuation Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Early Redemption Date or the Maturity Date, as applicable. If you sell your notes prior to the Early Redemption Date or the Maturity Date, as applicable, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

     The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.

     The Redemption Amount will be paid in cash if the closing price of the Reference Shares quoted by the Relevant Exchange is not less than the Knock-In Level on the Final Valuation Date.

     By contrast, if the closing price of the Reference Shares quoted by the Relevant Exchange is less than the Knock-In Level on the Final Valuation Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (or, at our option, the cash value thereof*), with fractional shares paid in cash, if applicable.

* Notwithstanding the provisions above, if on the Final Valuation Date the Calculation Agent determines in its sole and absolute discretion that the Issuer cannot deliver the requisite number of the Reference Shares to the noteholders at maturity, for any reason whatsoever, the Issuer shall, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes on the Maturity Date by paying a cash amount in U.S. dollars which, the Calculation Agent determines in its sole and absolute discretion, is equal to the fair economic value of the Reference Shares deliverable as of the Final Valuation Date. Notice setting out the relevant matters shall be given in advance in accordance with the terms and conditions of the notes.

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Final Valuation Date, based on a six month term, an interest rate of 14.00%, a hypothetical Initial Reference Level of $100.00 and a hypothetical Knock-In Level of $70.00. In these examples, a Knock-In Event does not occur on the Final Valuation Date. In each example, the Redemption Amount is paid in cash.

Hypothetical Lowest Closing Price of the Reference Shares during the Life of the Notes	Hypothetical Closing Price of Reference Share on Final Valuation Date	Payment at Maturity	Value of Redemption Amount	Interest Payment	6m Total Return
					$	%
$100.00	$140.00	$1,000.00	$1,000.00	$ 70.00	$ 1,070.00	7.00%
$100.00	$120.00	$1,000.00	$1,000.00	$ 70.00	$ 1,070.00	7.00%
$100.00	$100.00	$1,000.00	$1,000.00	$ 70.00	$ 1,070.00	7.00%
$50.00	$105.00	$1,000.00	$1,000.00	$ 70.00	$ 1,070.00	7.00%
$50.00	$85.00	$1,000.00	$1,000.00	$ 70.00	$ 1,070.00	7.00%
$50.00	$70.00	$1,000.00	$1,000.00	$ 70.00	$ 1,070.00	7.00%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Final Valuation Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred on the Final Valuation Date.

Hypothetical Lowest Closing Price of the Reference Shares During the Life of the Notes	Hypothetical Closing Price of Reference Share on Final Valuation Date	Payment at Maturity	Value of Redemption Amount	Interest Payment	6m Total Return
					$	%
$59.00	$69.00	10 shares of Reference Shares*	$690.00	$ 70.00	$ 760.00	–24.00%
$55.00	$65.00	10 shares of Reference Shares*	$650.00	$ 70.00	$ 720.00	–28.00%
$50.00	$55.00	10 shares of Reference Shares*	$550.00	$ 70.00	$ 620.00	–38.00%
$40.00	$45.00	10 shares of Reference Shares*	$450.00	$ 70.00	$ 520.00	–48.00%
$40.00	$35.00	10 shares of Reference Shares*	$350.00	$ 70.00	$ 420.00	–58.00%
$30.00	$30.00	10 shares of Reference Shares*	$300.00	$ 70.00	$ 370.00	–63.00%
$0.00	$0.00	10 shares of Reference Shares*	$0.00	$ 70.00	$ 70.00	–93.00%

*Or the cash value thereof.

The following examples illustrate the rate of return on the notes that are called after 3 months.

Hypothetical Closing Price of Reference Shares on Call Valuation Date	Called?	Value of Redemption Amount on Early Redemption Date	Interest Payment	6m Total Return
				$	%
$100.00	YES	$1,000.00	$35.00	$1,035.00	3.50%
$105.00	YES	$1,000.00	$35.00	$1,035.00	3.50%
$103.00	YES	$1,000.00	$35.00	$1,035.00	3.50%

The Reference Shares

General

     Unless otherwise stated, all information contained herein on the Reference Share and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

     The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

     According to its publicly available documents, ConocoPhillips is an international, integrated energy company. It has six operating segments. The Exploration and Production segment explores for, produces and markets crude oil, natural gas and natural gas liquids. The Midstream segment gathers, processes and markets natural gas, and fractionates and markets natural gas liquids, primarily in the United States and Trinidad. The Refining and Marketing segment purchases, refines, markets and transports crude oil and petroleum products. The LUKOIL Investment segment consists of its equity investment in the ordinary shares of OAO LUKOIL. The Chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis. The Emerging Businesses segment includes the development of new technologies and businesses outside the Reference Issuer's normal scope of operations. Information provided to or filed with the SEC by ConocoPhillips pursuant to the Exchange Act can be located by reference to SEC file number 000-49987.

     In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level, Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this terms supplement.

     Neither we nor any of our affiliates makes any representation to you as to the performance of any of the Reference Shares. As a prospective purchaser of the notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in any of the Reference Shares.

Historical Performance

     The Reference Shares are currently traded on the NYSE (ticker symbol: COP). The following tables set forth the published intra-day high, low and closing prices of the Reference Shares since January 1, 2006. Historical price information is provided from the date of first trading on the Relevant Exchange. We obtained the information in the table below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of the Reference Shares during any period shown below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

ConocoPillips

Period	High	Low	Period End
2005
First Quarter	$52.26	$37.78	$49.45
Second Quarter	$56.60	$43.87	$53.04
Third Quarter	$66.28	$53.56	$64.82
Fourth Quarter	$65.46	$53.13	$54.21

2006
First Quarter	$61.73	$54.06	$59.21
Second Quarter	$67.98	$54.37	$61.79
Third Quarter	$67.07	$53.60	$56.43
Fourth Quarter	$71.40	$52.04	$68.60

2007
First Quarter	$67.88	$58.72	$65.57
Second Quarter	$78.53	$63.92	$75.73
Third Quarter	$87.64	$71.59	$85.10
Fourth Quarter	$87.58	$72.28	$86.03

2008
First Quarter	$87.41	$66.11	$74.68
Second Quarter	$94.52	$74.03	$92.97
Third Quarter	$93.23	$66.68	$72.56
Fourth Quarter (through October 17, 2008)	$71.38	$41.34	$51.80

2009
First Quarter (through February 2, 2009)	$57.42	$45.46	$45.73

ConocoPhillips
February 2, 2005 to February 2, 2009

Daily Historical Performance of ConocoPhilips

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth below.

	Deposit	Put Premium
Notes linked to ConocoPhillips	[•]%	[•]%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

     The notes will be purchased by Barclays Capital Inc. (the agent) as principal, pursuant to terms agreements between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, February 11, 2009 shall be the date for payment of funds and delivery of the notes sold pursuant to this offering. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the notes.

     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.